INGRAM MICRO HOLDING CORPORATION

3351 Michelson Drive, Suite 100

Irvine, California 92612

October 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Keira Nakada

 Rufus Decker

 Alyssa Wall

 Mara Ransom

Re:   Ingram Micro Holding Corporation

 Registration Statement on Form S-1

 File No. 333-282404

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Ingram Micro Holding Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-282404) (the “Registration Statement”) be accelerated so that it may become effective at 2:00 p.m., New York City time on October 23, 2024, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff. Please orally confirm this request with our legal counsel, Cristopher Greer or Anne Barrett of Willkie Farr & Gallagher LLP. Our legal counsel has full authority to withdraw or modify this acceleration request, orally or in writing.

Once the Registration Statement is effective, please contact Cristopher Greer of Willkie Farr & Gallagher LLP, counsel to the Company, at (212) 728-8214, or Anne Barrett at (212) 728-8466, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely,

INGRAM MICRO HOLDING CORPORATION

By:	/s/ Paul Bay
Name:	Paul Bay
Title:	Chief Executive Officer